ALMERE, The Netherlands
June 10, 2013

ASM INTERNATIONAL N.V. TO HOST TECHNOLOGY SEMINAR

ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announced that it will be hosting a technical seminar in Kyoto, Japan, on Thursday, June 13, 2013 in conjunction with the IEEE International Interconnect Technology Conference (IITC) and Symposia on VLSI Technology and Circuits.

In this technology seminar ASM will highlight advanced Plasma Enhanced ALD techniques suitable for low temperature dielectric applications and will present a guest speaker, highly regarded in this field, who will address leading edge plasma processing innovations.

The agenda is as follows:

•	06:30-07:00 pm - Welcome drinks

•	07:00-07:20 pm - Ivo Raaijmakers (CTO ASM) – PEALD as an enabler for 10nm technology

•	07:20-08:00 pm - Prof. Masaru Hori (Plasma Nanotechnology Research Center, Nagoya University) - "Leading-edge diagnostic techniques and fundamental researches for plasma processing innovations"
Following the presentations, there will be an open dialogue around the presentation topics.

•	08:00-09:00 pm Food and drinks

The ASM technology seminar includes dinner and will take place in the Atrium (1F), Eastern Zone at the Kyoto Research Park Corp., 134, Chudoji Minami-machi, Shimogyo-ku, Kyoto 600-8813, Japan. The room will open at 06:30 pm for invited attendees. Interested parties should contact Rosanne de Vries, +31 (0)8810-08569, rosanne.de.vries@asm.com.

About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Rosanne de Vries
T: +31 651252448
E: Rosanne.de.vries@asm.com

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